Filed Pursuant to Rule 433

Registration No. 333-131076

September 24, 2007

ENBRIDGE ENERGY PARTNERS, L.P.

Pricing Term Sheet

September 24, 2007

Issuer:	Enbridge Energy Partners, L.P.

Securities:	8.05% Fixed / Floating Rate Junior Subordinated Notes due 2067
Principal Amount:	$400,000,000
Minimum Denominations:	$1,000
Expected Credit Ratings:*
Moody’s Investors Service Inc.:	Baa3
Standard & Poor’s Ratings Services:	BB+
Dominion Bond Rating Service:	BB (high)
Initial Scheduled Maturity Date:	October 1, 2037
Initial Final Repayment Date:	October 1, 2067
Extension Options:

The initial scheduled maturity date may be extended at the option of the Issuer up to two times for additional 10-year periods, such that the scheduled maturity date may be extended to October 1, 2047 or October 1, 2057.

The initial final repayment date may be extended at the option of the Issuer for an additional 10-year period, such that the final repayment date may be extended to October 1, 2077.
Interest:

From and including September 27, 2007 to but excluding October 1, 2017: interest will accrue at an annual rate of 8.05%, payable semi-annually in arrears on each April 1 and October 1, beginning on April 1, 2008.

From and including October 1, 2017: interest will accrue at an annual rate equal to three-month LIBOR plus 3.7975%, payable quarterly in arrears on January 1, April 1, July 1 and October 1 of each year, beginning January 1, 2018.

Optional Deferral:	On one or more occasions for up to 10 consecutive years
Price to Public:	99.822% of the principal amount
Estimated Net Proceeds, after underwriting discounts, to Issuer:	$393,788,000

The net proceeds will be used to repay a portion of the Issuer’s outstanding commercial paper and/or to repay borrowings under its credit facility. Affiliates of certain of the underwriters are lenders under the credit facility and, accordingly, may be repaid from the proceeds of the offering.

*A security rating is not a recommendation to buy, sell or hold securities and should be evaluated independently of any other rating. The rating is subject to revision or withdrawal at any time by the assigning rating organization.

Treasury Benchmark:	4.75% due 08/15/17
Benchmark Yield:	4.626%
Spread to Benchmark Treasury:	345 basis points
Reoffer Yield:	8.076%
Trade Date:	September 24, 2007
Settlement Date:	September 27, 2007
Optional Redemption:

(1) In whole at any time or in part, from time to time, on or after October 1, 2017, at a redemption price equal to 100% of their principal amount plus accrued and unpaid interest; (2) in whole at any time or in part, from time to time, prior to October 1, 2017, at a redemption price equal to the “Make-Whole Redemption Price;” or (3) in whole, but not in part, at any time prior to October 1, 2017, after the occurrence of a Tax Event or Rating Agency Event, at a redemption price equal to the “Special Event Make-Whole Redemption Price.”

The “Make-Whole Redemption Price” will be equal to (a) all accrued and unpaid interest to but not including the redemption date, plus (b) the greater of (i) 100% of the principal amount of the Notes being redeemed and (ii) as determined by the Independent Investment Banker, the sum of the present values of remaining scheduled payments of principal and interest on the Notes (exclusive of interest accrued to such redemption date) being redeemed from the redemption date to October 1, 2017, discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Yield plus 0.50%.

The “Special Event Make-Whole Redemption Price” will be equal to (a) all accrued and unpaid interest to but not including the redemption date, plus (b) the greater of (i) 100% of the principal amount of the Notes being redeemed and (ii) as determined by the Independent Investment Banker, the sum of the present values of remaining scheduled payments of principal and interest on the Notes (exclusive of interest accrued to such redemption date) being redeemed from the redemption date to October 1, 2017, discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Yield plus 0.50%.

Joint Book-Running Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated
Lehman Brothers Inc.
Wachovia Capital Markets, LLC

Co-Managers:	Banc of America Securities LLC
Citigroup Global Markets Inc.
Credit Suisse Securities (USA) LLC
Deutsche Bank Securities Inc.
Morgan Stanley & Co. Incorporated

CUSIP / ISIN Number:	29250R AK2/ US29250RAK23
Reference Treasury Dealer:

(1) Merrill Lynch, Pierce, Fenner & Smith Incorporated, Lehman Brothers Inc. or Wachovia Capital Markets, LLC (in each case or its affiliates and its successors; if any one of the Reference Treasury Dealers resigns, the respective successor dealer shall be a primary United States government securities dealer in New York City selected by the Independent Investment Banker (each such dealer, a “Primary Treasury Dealer”)); and (2) any other Primary Treasury Dealers selected by the Independent Investment Banker.

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read each of these documents and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-866-500-5408, Lehman Brothers Inc. toll-free at 1-888-603-5847, or Wachovia Capital Markets, LLC toll-free at 1-866-289-1262.